RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:06 15 April 2025 RNS Number : 9858E Unilever PLC 15 April 2025 TRANSACTIONS IN OWN SECURITIES 15 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 14 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.0200 Lowest price paid per share: GBP 46.5800 Volume weighted average price paid per share: GBP 46.8491 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 66,896,885 of its ordinary share and has 2,501,650,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.8491 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 598 46.95 XLON 09 166 46.95 XLON 09 170 46.97 XLON 09 82 46.97 XLON 09 442 46.97 XLON 09 484 46.95 XLON 09 318 46.93 XLON 09 234 46.91 XLON 09 235 46.90 XLON 09 200 46.89 XLON 09 36 46.89 XLON 09 231 46.88 XLON 09 228 46.85 XLON 09 232 46.84 XLON 09 226 46.83 XLON 09 230 46.85 XLON 09 40 46.89 XLON 10 323 46.91 XLON 10 284 46.93 XLON 10 243 46.91 XLON 10 243 46.92 XLON 10 244 46.94 XLON 10 237 46.91 XLON 10 233 46.93 XLON 10 230 46.87 XLON 10 235 46.87 XLON 10 231 46.87 XLON 10 196 46.88 XLON 10 247 46.83 XLON 10 228 46.82 XLON 10 226 46.78 XLON 10 244 46.86 XLON 10 238 46.81 XLON 10 233 46.83 XLON 11 233 46.81 XLON 11 226 46.76 XLON 11 234 46.84 XLON 11 226 46.80 XLON 11 79 46.81 XLON 11 312 46.78 XLON 11 260 46.85 XLON 11 6 46.85 XLON 11 245 46.83 XLON 11 232 46.83 XLON 11 107 46.84 XLON 11 63 46.83 XLON 11 232 46.83 XLON 11 260 46.82 XLON 11 2 46.82 XLON 11 251 46.81 XLON 11 239 46.83 XLON 11 233 46.85 XLON 11 232 46.82 XLON 11 226 46.83 XLON 12 233 46.84 XLON 12 144 46.81 XLON 12 83 46.81 XLON 12 232 46.80 XLON 12 228 46.81 XLON 12 108 46.82 XLON 12 120 46.82 XLON 12 230 46.80 XLON 12 231 46.80 XLON 12 226 46.79 XLON 12 106 46.81 XLON 12 121 46.81 XLON 12 226 46.82 XLON 12 238 46.84 XLON 12 213 46.82 XLON 12 20 46.82 XLON 12 232 46.80 XLON 12 231 46.81 XLON 12 212 46.79 XLON 13 16 46.79 XLON 13 201 46.78 XLON 13 248 46.76 XLON 13 229 46.76 XLON 13 157 46.76 XLON 13 83 46.76 XLON 13 239 46.78 XLON 13 232 46.75 XLON 13 236 46.78 XLON 13 236 46.78 XLON 13 234 46.73 XLON 13 226 46.77 XLON 13 231 46.77 XLON 13 234 46.74 XLON 13 231 46.71 XLON 13 164 46.69 XLON 13 260 46.73 XLON 13 244 46.77 XLON 13 241 46.76 XLON 13 226 46.76 XLON 13 227 46.77 XLON 14 237 46.73 XLON 14 232 46.71 XLON 14

189 46.67 XLON 14 253 46.71 XLON 14 204 46.71 XLON 14 34 46.71 XLON 14 248 46.71 XLON 14 193 46.70 XLON 14 45 46.70 XLON 14 237 46.65 XLON 14 158 46.64 XLON 14 271 46.66 XLON 14 251 46.64 XLON 14 228 46.64 XLON 14 238 46.63 XLON 14 244 46.58 XLON 14 236 46.61 XLON 14 242 46.65 XLON 14 229 46.66 XLON 14 172 46.69 XLON 14 70 46.69 XLON 14 238 46.72 XLON 14 226 46.71 XLON 14 4 46.71 XLON 14 258 46.71 XLON 14 248 46.78 XLON 14 244 46.75 XLON 14 238 46.79 XLON 14 248 46.74 XLON 14 217 46.73 XLON 14 250 46.77 XLON 14 251 46.78 XLON 14 248 46.80 XLON 14 237 46.83 XLON 14 237 46.87 XLON 14 237 46.83 XLON 14 249 46.85 XLON 14 251 46.83 XLON 14 174 46.76 XLON 14 75 46.76 XLON 14 43 46.84 XLON 14 194 46.84 XLON 14 244 46.85 XLON 14 250 46.85 XLON 14 248 46.84 XLON 14 120 46.86 XLON 14 309 46.86 XLON 14 276 46.86 XLON 14 116 46.87 XLON 14 12 46.88 XLON 14 338 46.88 XLON 14 273 46.89 XLON 15 101 46.90 XLON 15 147 46.90 XLON 15 250 46.88 XLON 15 205 46.92 XLON 15 259 46.91 XLON 15 253 46.92 XLON 15 255 46.92 XLON 15 115 46.90 XLON 15 131 46.90 XLON 15 226 46.90 XLON 15 144 46.90 XLON 15 292 46.86 XLON 15 256 46.86 XLON 15 81 46.88 XLON 15 165 46.88 XLON 15 239 46.91 XLON 15 234 46.88 XLON 15 44 46.90 XLON 15 134 46.90 XLON 15 187 46.89 XLON 15 28 46.89 XLON 15 38 46.89 XLON 15 246 46.88 XLON 15 245 46.91 XLON 15 243 46.93 XLON 15 95 46.91 XLON 15 304 46.90 XLON 15 4 46.91 XLON 15 100 46.93 XLON 15 100 46.93 XLON 15 292 46.94 XLON 15 263 46.95 XLON 15 268 46.93 XLON 15 253 46.93 XLON 15 193 46.94 XLON 15 310 46.92 XLON 15 149 46.91 XLON 15 107 46.95 XLON 15 107 46.95 XLON 15 28 46.95 XLON 15 239 46.95 XLON 15 234 46.93 XLON 15 150 46.94 XLON 15 284 46.99 XLON 15 285 46.99 XLON 15 211 46.98 XLON 15 80 46.98 XLON 15 72 46.98 XLON 15 279 46.99 XLON 15 304 46.99 XLON 15 154 47.02 XLON 15 149 47.02 XLON 15 214 46.99 XLON 15 125 46.99 XLON 15 197 46.99 XLON 15 172 46.99 XLON 15 358 47.00 XLON 15 245 46.97 XLON 15 238 46.95 XLON 15 247 46.96 XLON 16 37 46.94 XLON 16 213 46.94 XLON 16 25 46.94 XLON 16 13 46.97 XLON 16 228 46.97 XLON 16 18 46.97 XLON 16 235 46.95 XLON 16 130 46.95 XLON 16 375 46.95 XLON 16 18 46.97 XLON 16 161 46.97 XLON 16 193 46.97 XLON 16 13 46.97 XLON 16 246 46.95 XLON 16 252 46.93 XLON 16 106 46.93 XLON 16 142 46.93 XLON 16 354 46.94 XLON 16 135 46.92 XLON 16 223 46.92 XLON 16 14 46.89 XLON 16 375 46.89 XLON 16 372 46.90 XLON 16 1 46.90 XLON 16 121 46.90 XLON 16 126 46.90 XLON 16 247 46.90 XLON 16 227 46.90 XLON 16 184 46.90 XLON 16 63 46.90 XLON 16 266 46.89 XLON 16 306 46.89 XLON 16 32 46.87 XLON 16 221 46.87 XLON 16 18 46.85 XLON 16 2 46.85 XLON 16 246 46.85 XLON 16 401 46.84 XLON 16 289 46.82 XLON 16 62 46.82 XLON 16 267 46.80 XLON 16 353 46.80 XLON 16 276 46.78 XLON 16 10 46.77 XLON 16 318 46.77 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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